[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 19, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Re:	Metals USA Holdings Corp.
Registration Statement on Form S-1 relating to offering of
shares of Metals USA Holdings Corp.’s common stock

Ladies and Gentlemen:

On behalf of Metals USA Holdings Corp., a Delaware corporation (the “Company”), we are submitting for filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement relates to the Company’s initial public offering and secondary offering of shares of its common stock, par value $0.01 per share.

Securities and Exchange Commission

May 19, 2008

In connection with the filing of the Registration Statement, a filing fee of $7,860 was previously paid to the U.S. Securities and Exchange Commission.

If you have any questions regarding this filing, please contact the undersigned or my colleagues Sarah A. Lewis or Adrian L. Bell, each at (212) 403-1000, as counsel to the Company.

Very truly yours,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc: John A. Hageman (Metals USA Holdings Corp.)